Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS DEFINED UNDER THE MARKET ABUSE REGULATION (EU) NO. 596/2014. UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, OR INTO OR FROM ANY JURISDICTION IN WHICH THE SAME WOULD BE A VIOLATION OF THE LAWS OF SUCH JURISDICTION

MEREO ANNOUNCES INTENTION TO CONTINUE LISTING ITS ADSs ON NASDAQ BUT PLANS CANCELLATION OF ADMISSION OF ITS ORDINARY SHARES TO TRADING ON AIM

Exclusive NASDAQ listing should simplify trading and potentially increase liquidity

Cancellation of AIM admission has no impact on UK presence

Last day of trading on AIM will be 17 December 2020.

London and Redwood City, Calif., November 11, 2020 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH) (“Mereo” or “the Company”), a clinical stage biopharmaceutical company focused on oncology and rare diseases, today announced the Company’s intention to cancel the admission of its ordinary shares of £0.003 each (“Ordinary Shares”) to trading on AIM (the “AIM Delisting”) with effect from 18 December 2020. The Company’s last day of trading on AIM will be 17 December 2020. Mereo will retain its U.S. listing on NASDAQ of American Depositary Shares (ADSs) under ticker symbol MREO. Existing holders of ADSs not also holding Ordinary Shares do not need to take any action as a result of this announcement.

Highlights

•	Following the AIM Delisting, the Company’s ADSs will remain listed on NASDAQ and shares in the Company will only be tradeable on NASDAQ.

•	By reference to the volume of underlying Ordinary Shares, approximately 79 per cent. of trading in the past six months has taken place on NASDAQ.

•	The Board believes that the AIM Delisting should enhance the liquidity of trading in the Company’s ADSs.

•	Company is providing an opportunity for shareholders to convert their Ordinary Shares into ADSs without cost, prior to the AIM Delisting becoming effective on 18 December 2020.

“Mereo’s ordinary shares were admitted to trading on AIM, a market of the London Stock Exchange, in 2016, while the Company listed its ADSs on NASDAQ in 2019. However, In the last 6 months the vast majority of trading in the Company’s securities has been on NASDAQ. As a result, we now believe it is the right time to reduce the complexity and expense of a dual listing,” stated Denise Scots-Knight, Mereo’s Chief Executive Officer. “The proposed cancellation of the AIM admission will have no impact on Mereo’s UK presence and may improve share liquidity by funnelling trading into the market where there appears to be most demand”.

The Company will today be posting a circular to shareholders (the “Circular”) which will set out further information on the process to convert Ordinary Shares into ADSs, including personalised forms for those holders of certificated Ordinary Shares who wish to convert. Copies will also be available on Mereo’s website at www.mereobiopharma.com/AIM-Delisting

Background

The Company was founded in 2015 and its Ordinary Shares were admitted to trading on AIM in June 2016. AIM provided the Company with important access to capital and share trading liquidity during the formative phase of Mereo’s clinical development business, enabling the Company to invest in and successfully complete three Phase 2 studies on the programs purchased from Novartis, comprising setrusumab for the treatment of osteogenesis imperfecta (OI), acumapimod for the treatment of acute exacerbations of COPD (AECOPD) and leflutrozole for the treatment of hypogonadotropic hypogonadism (HH) in obese men. In March 2017, Mereo raised £15 million on AIM enabling the Company to continue the development of setrusumab for the treatment of OI and, in October 2017, to complete the in-licensing from AstraZeneca of Mereo’s fourth development program: alvelestat, for the treatment of alpha-1 antitrypsin deficiency (AATD). At the time, almost all the Company’s largest shareholders were UK-based institutional investors, in addition to Novartis and AstraZeneca.

In recognition of the on-going capital requirements for the business, the Company announced a merger with Oncomed Pharmaceuticals, Inc, a US NASDAQ listed company, in December 2018. This merger completed in April 2019 with an initial public offering of ADSs on NASDAQ, resulting in Mereo achieving dual-listed status. The liquidity in the trading of Mereo’s Ordinary Shares was enhanced by the NASDAQ listing and the Company’s shareholder base began to shift towards US investors. In February 2020, the Company raised a total of $6 million (£4.6 million) from two new US investors, and then, in June 2020, the Company completed a further private placement of $70 million (£56 million) from a group comprised almost exclusively of US investors. This demand from US investors has led to a rapid and significant increase in the proportion of Mereo’s Ordinary Shares that are currently held via ADSs and traded on NASDAQ.

As at 9 November 2020, being the last practicable date prior to the date of this announcement, 51.27 per cent. of the Company’s Ordinary Shares are held in ADS form and tradeable on NASDAQ. By reference to the volume of underlying Ordinary Shares, approximately 79 per cent. of trading in the past six months has taken place on NASDAQ. All shareholders who have not already converted their Ordinary Shares into ADSs are currently able to do so at any time.

The AIM Rules for Companies require that, unless London Stock Exchange plc otherwise agrees, the cancellation of a company’s shares from trading on AIM requires the consent of not less than 75 per cent. of votes cast by its shareholders given in a general meeting. However, in the Company’s case, given that the listing of its ADSs on NASDAQ enables shareholders to continue to trade their shares in the Company in that format and, further, that there is a process available to shareholders to convert their Ordinary Shares into ADSs prior to the AIM Delisting, London Stock Exchange plc has agreed that shareholder consent in a general meeting is not required for Mereo to proceed with the AIM Delisting.

Reasons for the AIM Delisting

The Board of Directors of the Company has decided to implement the AIM Delisting for the following reasons:

•

An increasingly smaller proportion of trading in the Company’s Ordinary Shares is conducted on AIM compared to NASDAQ and a continuation of the decline in this proportion would be likely to lead to a decrease in the liquidity of the Ordinary Shares trading on AIM.

•	The AIM Delisting is expected to further enhance the liquidity of trading in the Company’s ADSs by combining on NASDAQ the volume of transactions from both NASDAQ and AIM.

•

The cost of complying with the AIM Rules for Companies is duplicative of that for complying with the NASDAQ market rules and the Company sees advantages in reducing its cost base as it progresses its clinical development and commercialisation strategy, which remains unchanged.

•	Internal financial and legal staff time spent on compliance with the AIM Rules for Companies is duplicative of that required for compliance with the NASDAQ market rules.

•	The Company’s shares will still be tradeable on NASDAQ in ADS format.

Accordingly, the Directors believe that it is no longer in the best interests of the Company or its shareholders as a whole for the Company to retain admission of Ordinary Shares to trading on AIM. However, the Company is providing an opportunity for shareholders to convert their Ordinary Shares into ADSs without cost, prior to the AIM Delisting becoming effective on 18 December 2020.

Effect of the AIM Delisting

Shareholders will no longer be able to buy and sell Ordinary Shares on AIM after 17 December 2020. Holders of Ordinary Shares should read “Information for holders of Ordinary Shares” below which explains in more detail the process of converting Ordinary Shares into ADSs.

As a company incorporated in England and Wales, the Company will continue to be subject to the requirements of the Companies Act 2006.

Following the AIM Delisting taking effect, the Company will no longer be subject to the AIM Rules for Companies or be required to retain the services of an independent nominated adviser (“Nomad”). The Company will also no longer be subject to the QCA Corporate Governance Code or be required to comply with the continuing obligations set out in the FCA’s Disclosure Guidance and Transparency Rules (“DTRs”) or, provided the Company’s securities remain outside the scope of the regulation, the EU Market Abuse Regulation (“MAR”). In addition, the Company and its shareholders will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in Mereo. The Company will, however, continue to comply with all regulatory requirements for the NASDAQ listing of its ADSs, including all applicable rules and regulations of the SEC.

Shareholders who continue to hold Ordinary Shares will continue to be notified in writing of the availability of key documents on our website, including publication of Annual Reports and Annual General Meeting documentation. Holders of ADSs will be able to continue to access all such information via the Mereo website. Holders of Ordinary Shares and ADSs will both be eligible to receive any future dividends that may be declared.

Following the AIM Delisting, as the Company will remain a public limited company incorporated in England and Wales but its securities will not be admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man), the City Code on Takeovers and Mergers (the “Code”) will only apply to the Company if it is considered by the Panel on Takeovers and Mergers (the “Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the Code may be different from the way in which it is applied by the United Kingdom tax authorities, HM Revenue & Customs (“HMRC”). Under the Code, the Panel looks to where the majority of the directors of the Company are resident, amongst other factors, for the purposes of determining where the Company has its place of central management and control.

Accordingly, following the AIM Delisting, the Panel has confirmed to the Company that the Code will not apply to the Company, and the Company and its shareholders will therefore not have the benefit of the protections the Code affords, including, but not limited to, the requirement that a person who acquires an interest in Ordinary Shares carrying 30 per cent. or more of the voting rights in the Company must make a cash offer to all other shareholders at the highest price paid in the 12 months before the offer was announced.

Notwithstanding the above, the Company may become subject to the Code in the future if any changes to the Board composition result in the majority of the Directors being resident in the United Kingdom, Channel Islands or the Isle of Man.

Information for holders of Ordinary Shares

The Company’s Ordinary Shares will continue to be traded on AIM until market close (4.30 p.m. London time) on 17 December 2020. Thereafter, holders of unconverted Ordinary Shares can still hold the Ordinary Shares, but there will be no public market in the United Kingdom on which the Ordinary Shares can be traded, and the Ordinary Shares will not be tradeable on NASDAQ in this form.

In order to sell Ordinary Shares on a public market following the AIM Delisting, selling shareholders will need to convert their Ordinary Shares into ADSs. Each ADS represents five Ordinary Shares. This conversion can be made at any time, including before the AIM Delisting, subject in all cases to the provisions of, and the limitations set forth in, the Company’s deposit agreement of 23 April 2019 with Citibank, N.A., as depositary (the “Depositary”), which governs the Company’s ADSs (the “Deposit Agreement”). A copy of the Deposit Agreement has been filed with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the Deposit Agreement from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-249338 when retrieving such copy.

The Board considers that shareholders should consider converting their Ordinary Shares into ADSs prior to the AIM Delisting on 18 December 2020 for the following reasons:

•

For those shareholders who hold their Ordinary Shares in certificated form and wish to convert their Ordinary Shares into ADSs, the Company’s registrar, Link Group, will facilitate, on the Company’s behalf, a block transfer process. Shareholders who hold their Ordinary Shares in certificated form will find enclosed with the Circular a personalized block transfer participation request form for use if they wish to convert their Ordinary Shares into ADSs. Subject to the requisite documents being returned to Link Group by the required deadline (being 11:00 a.m. on 4 December 2020), Link Group will arrange for the relevant Ordinary Shares to be transferred to and through Link Group’s CREST account to the CREST account of Citibank, N.A. – London (the “Custodian”), which has been appointed by the Depositary to safekeep the Ordinary Shares upon deposit so that the Depositary can arrange to convert the Ordinary Shares into the corresponding number of ADSs. The Custodian, on behalf of the Depositary, will hold all deposited Ordinary Shares in a separate custody account for the benefit of the holders and beneficial owners of ADSs.

•

Shareholders who elect to convert their Ordinary Shares into ADSs prior to the AIM Delisting will not incur a UK stamp duty, or stamp duty reserve tax (“SDRT”), charge. However, it is expected that shareholders who elect to convert their Ordinary Shares into ADSs following the AIM Delisting will incur a stamp duty, or SDRT, charge, at a rate of 1.5 per cent. of the market value of the Ordinary Shares being converted, to the UK taxation authority, HMRC.

•

Ordinarily, shareholders who convert their Ordinary Shares into ADSs may be charged an ADS issuance fee, by the Depositary, of up to $0.05 per ADS. However, no ADS issuance fees will be charged to shareholders who elect to convert their Ordinary Shares into ADSs from the date of this announcement until (and including) 17 December 2020, being the last day of trading of the Company’s Ordinary Shares on AIM. Thereafter, ADS issuance fees of up to $0.05 per ADS may be charged by the Depositary in connection with any future conversions of Ordinary Shares into ADSs.

•

Conversion of Ordinary Shares has to take place in multiples of five. It is not possible to receive a fraction of an ADS, so in the event that the conversion is completed after the AIM Delisting, there is a risk that shareholders will be left with a small number of Ordinary Shares (up to a maximum of four shares) which cannot be converted into ADSs. If converted before the AIM Delisting has taken effect, any residual Ordinary Shares can be sold by shareholders on AIM prior to 18 December 2020 so long as those Ordinary Shares are in electronic form. Shareholders who hold their Ordinary Shares in certificated form may elect to donate their residual shares to the charity ShareGift by making that election on their personalised block transfer participation request form.

Shareholders who do not elect to participate in the block transfer process can utilise the services of a broker who is able to facilitate conversion at the shareholder’s convenience.

Shareholders whose Ordinary Shares are held in uncertificated form in CREST and who wish to convert their Ordinary Shares into ADSs, should contact their broker without delay to request that their Ordinary Shares are converted.

Mereo advises holders of Ordinary Shares which are not in ADS form to seek independent financial advice regarding the AIM Delisting and the conversion of their Ordinary Shares into ADSs.

Information on the process to convert Ordinary Shares into ADSs and the forms to be completed will accompany the Circular. The information and forms, and contacts at the Company’s registrar, Link Group, in respect of completion of the block transfer participation request form for certificated holders, and the Company’s ADS depositary, Citibank, in respect of the conversion of Ordinary Shares to ADSs, are included on Mereo’s website at www.mereobiopharma.com/AIM-Delisting

UK tax treatment

Many investors purchase AIM-quoted shares because they are classed as unlisted/unquoted securities which may qualify individuals who are UK tax resident and UK domiciled for relief from inheritance taxation and certain other preferential tax benefits. Mereo cannot and does not provide any form of taxation advice to shareholders and therefore shareholders are strongly advised to seek their own taxation advice to confirm the consequences of continuing to hold unlisted Ordinary Shares or converting Ordinary Shares into ADSs.

The following summary does not constitute legal or tax advice and is not exhaustive. The Company’s understanding of the current position for UK individuals who are UK domiciled under UK taxation law is as follows but it should be noted that the Company has not taken steps to confirm the current position with HMRC. Therefore, the following should not be relied upon by shareholders without taking further advice (and the Company accepts no liability in respect of any such reliance on any information provided herein on taxation matters):

•

Following the AIM Delisting, Ordinary Shares should continue to be accepted by HMRC as qualifying as unlisted/unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules). Therefore, those shareholders who elect to continue to hold unlisted Ordinary Shares should continue to be regarded as holding unlisted/unquoted securities under those same rules.

•

Under HMRC’s stated practice, those shareholders who elect to convert their holdings of Ordinary Shares to NASDAQ listed ADSs should not be considered as disposing of the Ordinary Shares for UK capital gains purposes when transferring the shares to the Company’s ADS depositary, Citibank, in exchange for issue of ADSs on the basis that the shareholder retains beneficial ownership of the shares..

It is recommended that shareholders obtain appropriate professional advice in respect of the application of other UK taxes.

Shareholders who elect to convert their holdings of Ordinary Shares to NASDAQ listed ADSs prior to the AIM Delisting should not incur a stamp duty, or SDRT, charge. It is expected that shareholders who elect to convert their holdings of Ordinary Shares to NASDAQ listed ADSs following the AIM Delisting may incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being converted.

If you are in any doubt as to your tax position you should consult an appropriate professional adviser immediately.

Expected timetable

Dispatch of the Circular	11 November 2020
Last date for receipt by Link Group from certificated shareholders of duly completed block transfer participation request forms and original share certificates	4 December 2020 at 11.00 a.m.
Last date for receipt by Citibank from CREST holders of duly completed issuance forms	9 December 2020 at 3.00 p.m.
Expected date of issuance of ADSs to block transfer participants	16 December 2020
Expected date of posting of ADS receipts to shareholders by Citibank	16 December 2020
Last day of dealings in the Ordinary Shares on AIM	17 December 2020
Cancellation of admission to trading on AIM of the Ordinary Shares	18 December 2020 at 7.00 a.m.

Notes

(1) References to time in this announcement are to London time unless otherwise stated.

(2) Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement through a Regulatory Information Service.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Mereo’s lead oncology product candidate, etigilimab (Anti-TIGIT), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. Mereo’s rare disease product portfolio consists of setrusumab, which has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (OI), as well as alvelestat, which is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (AATD) and in a Phase 1b/2 clinical trial in COVID-19 respiratory disease.

Forward-Looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this announcement are forward-looking statements. Forward-looking statements usually relate to future events. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and involve assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations. These forward-looking statements are subject to risks and uncertainties, including, among other things, those described in the Company’s latest Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission. The Company wishes to caution investors not to place undue reliance on any forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Charles Sermon, General Counsel.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

N+1 Singer (Nominated Adviser and Broker to Mereo)	+44 (0)20 7496 3081
Phil Davies
Will Goode

Burns McClellan (US Investor Relations Adviser to Mereo)	+01 212 213 0006
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com